

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Thomas Granite
Chief Financial Officer
Artemis Strategic Investment Corp
3310 East Corona Avenue
Phoenix, Arizona 85040

> **Re: Artemis Strategic Investment Corp**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 31, 2021**
> **File No. 333-253092**

Dear Mr. Granite:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form S-1

The Offering
Expression of Interest, page 22

1. We note that up to eight anchor investors have expressed interest to purchase units, founder shares and private placement warrants. Please provide the maximum aggregate ownership, on an as-converted basis, that an individual anchor investor will hold after the completion of the offering.

2. We note your disclosure that if the anchor investors purchase units and vote them in favor of a business combination, a "smaller portion" of affirmative votes from other public stockholders would be required to approve a business combination. Please revise your discussion under the above heading and similar disclosures in the prospectus to disclose

the smaller percentage of affirmative votes required of public stockholders, assuming that the anchor investors purchase and vote all of the shares subject to their indications of interest in favor of a transaction. Please also include risk factor disclosure that the anchor investors' interest in founder shares and private warrants held by the sponsor may provide an incentive to vote in favor of any business combination.

You may contact Ernest Greene at _202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing